Exhibit 99.1

April 2, 2009

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador
Alberta Securities Commission	Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission	New Brunswick Securities Commission
Ontario Securities Commission	British Columbia Securities Commission
Prince Edward Island Securities Office	Autorité des marchés financiers
Registrar of Securities, Northwest Territories	Registrar of Securities, Yukon
Registrar of Securities, Nunavut

Dear Sirs:

RE:           PETRO - CANADA:    CANCELLATION OF MEETING NOTICE

Pursuant to a request from the reporting issuer, we wish to advise you of the following in connection with their Annual Meeting of Shareholders:

DATE OF MEETING:                                                                                         CANCELLED (April 28, 2009)

RECORD DATE FOR NOTICE:                                                                         CANCELLED (February 27, 2009)

RECORD DATE FOR VOTING:                                                                         CANCELLED (February 27, 2009)

BENEFICIAL OWNERSHIP DETERMINATION DATE                               CANCELLED (February 27, 2009)

SECURITIES ENTITLED TO NOTICE:                                                             Common

SECURITIES ENTITLED TO VOTE:                                                                  Common

Yours very truly,

CIBC MELLON TRUST COMPANY

Doug Walker
Manager, Trust Central Services

cc:  CDS & Co.  (Via Fax)
cc:  daryn@petro-canada.ca
cc: alopez@petro-canada.ca

pk/NM_PetroCanada

320 Bay Street, P.O. Box 1 - Toronto, ON M5H 4A6 - Tel. 416.643.5000 - www.cibcmellon.com

CIBC Mellon Trust Company is a licensed user of the CIBC and Mellon trademarks